JEWETT-CAMERON TRADING COMPANY LTD.

_______________________________________

P.O. Box 1010, North Plains, OR 97133

Phone (503) 647-0110, Fax (503) 647-2272

                                                                                              March 6, 2009

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: File No. 0-19954

Dear Mr. Cash:

This letter is a response to your comments of February 23, 2009 related to our Form 10-K for the fiscal year ended August 31, 2008.

The following are specific responses keyed to the numbering of the comments in your letter.

Prior Comment 9

We adopted FIN 48 beginning in our fiscal year ended August 31, 2008, and it has had no impact on our financial statements.  Beginning with our next 10-Q we will include a paragraph in the Income Taxes subsection of the Significant Accounting Policies footnote that says something like the following.

“Beginning in the fiscal year ended August 31, 2008 we adopted the provisions of FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a discussion of whether to file or not to file a return in a particular jurisdiction).  The adoption of FIN 48 has had no impact on the company’s financial statements.”

Prior Comment 10

We believe it is appropriate to aggregate our activity related to wood and metal products that are reported in our Lawn, Garden, Pet and Other Segment.  The criterion we use to justify this in accordance with SFAS 131 (paragraph 17) are as follows:

a.

The primary metal products are kennels, gate support systems, perimeter fencing, greenhouses, and shelters, while the primary wood products are fencing and landscape timbers.  All of these products are similar in that they are enclosures or portions of enclosures.

b.

We are a distributor of the metal and wood products not a primary manufacturer, and the distribution is what makes the products similar.

c.

The wood and metal products in this segment are sold to a similar kind of customer.

d.

The methods used to distribute the wood and metal products in this segment are similar.

Prior Comment 12

We will do this, i.e. include a reconciliation of income from operations to income before tax by segment.

Please let me know, if you have more comments.

Sincerely,

/s/  Terry D. Schumacher

Terry D. Schumacher

Chief Financial Officer